UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 8 TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934
PrimeEnergy Resources Corporation
(Name of Issuer)

Common Stock (par value $.10 per share)
(Title of Class of Securities)

74158E104
(CUSIP Number)

Robert de Rothschild
Amrace Inc.
130 E. 63rd Street, 14th Floor
New York, New York 10065
(917) 981-7325

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 16, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74158E104
1	NAMES OF REPORTING PERSONS Amrace Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER As of October 15, 2023: 331,296 As of November 29, 2023: 313,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER As of October 15, 2023: 331,296 As of November 29, 2023: 313,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of October 15, 2023: 331,296 As of November 29, 2023: 313,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of October 15, 2023: 18.05%(1) As of November 29, 2023: 17.22%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This percentage was calculated based on 1,835,300 outstanding shares of the Issuer as of August 15, 2023.
(2)	This percentages was calculated based on 1,820,576 outstanding shares of the Issuer as of November 13, 2023.

CUSIP No. 74158E104
1	NAMES OF REPORTING PERSONS Robert de Rothschild
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (c) ☐ (d) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2 ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 250
	8	SHARED VOTING POWER As of October 16, 2023: 331,296 As of November 29, 2023: 313,518
	9	SOLE DISPOSITIVE POWER 250
	10	SHARED DISPOSITIVE POWER As of October 16, 2023: 331,296 As of November 29, 2023: 313,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON As of October 16, 2023: 331,546 As of November 29, 2023: 313,768
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐ NOT APPLICABLE
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) As of October 16, 2023: 18.06%(1) As of November 29, 2023: 17.23%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	This percentage was calculated based on 1,835,300 outstanding shares of the Issuer as of August 15, 2023.
(2)	This percentages was calculated based on 1,820,576 outstanding shares of the Issuer as of November 13, 2023.
CUSIP No. 74158E104

Item 1.	Security and Issuer
(a)	Title of Class of Securities:
Common Stock, $0.10 par value (the “Shares”)
(b)	Name of Issuer:
PrimeEnergy Resources Corporation (the “Issuer”)
(c)	Address of Issuer’s Principal Executive Offices:
9821 Katy Freeway
Houston, TX 77024
Item 2.	Identity and Background
(a)	Name of Reporting Person:
i)	Robert de Rothschild (“Reporting Person”)
ii)	Amrace Inc. (“Amrace”)
(b)	Principal Business Address:
The principal business address of the Reporting Person and Amrace is:
130 E. 63rd Street, 14th Floor
New York, NY 10065
(c)	Occupation, Employment and Other Information:
The Reporting Person is an individual engaged in the business of private investing.  Amrace is a Delaware corporation engaged in the business of private investing.
(d)	Criminal convictions:
Neither the Reporting Person nor Amrace have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	Civil proceedings:
Neither the Reporting Person nor Amrace have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person or Amrace was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Citizenship:
i)	France
ii)	United States
Item 3.  Source and Amount of Funds or Other Consideration

WC – Amrace Inc.

Item 4. Purpose of Transaction
The Reporting Person and Amrace, in the ordinary course of business, intend to sell Shares and sold Shares from October 16, 2023, through November 29, 2023, as listed below:
Date	Number of Shares	Price
10/16/2023	(1,902)	$109.8796(3)
10/17/2023	(139)	$109.1422
10/23/2023	(5,271)	$109.4818(3)
10/24/2023	(1,161)	$108.4379(3)
10/25/2023	(477)	$108.0018(3)
10/26/2023	(278)	$108.0024(3)
10/27/2023	(454)	$107.0027(3)
10/30/2023	(1,247)	$107.0269(3)
10/31/2023	(1,405)	$107.00
11/6/2023	(1,440)	$107.0452(3)
11/8/2023	(4)	$104.00
11/27/2023	(1,877)	$106.00
11/28/2023	(101)	$106.00
11/29/2023	(2,022)	$106.00

(3) Average weighted price
Item 5. Interests in Securities of the Issuer:
As of October 16, 2023, the Reporting Person began selling existing Shares held by Amrace.  Prior to the first sale on October 16, 2023, the Reporting Person and Amrace held the following Shares:
(i)	Sole power to vote or to direct the vote: 250 (held by Reporting Person)
(ii)	Shared power to vote or to direct the vote: 331,296 (held by Amrace)
(iii)	Sole power to dispose or direct the disposition: 250 (held by Reporting Person)
(iv)	Shared power to dispose or direct the disposition: 331,296 (held by Amrace)
(v)	Aggregate amount of shares beneficially owned: 331,546
(vi)	Percent of class represented in Item (v) above: 18.06%
As of November 29, 2023, the Reporting Person and Amrace hold the following Shares:
(g)	Number of shares as to which the Reporting Person has:
(i)	Sole power to vote or to direct the vote: 250 (held by Reporting Person)
(ii)	Shared power to vote or to direct the vote: 313,518(held by Amrace)
(iii)	Sole power to dispose or direct the disposition: 250 (held by Reporting Person)
(iv)	Shared power to dispose or direct the disposition: 313,518 (held by Amrace)
(v)	Aggregate amount of shares beneficially owned: 313,768
(vi)	Percent of class represented in Item (v) above: 17.23%
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7.  Materials to be Filed as Exhibits
None

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January18, 2024

 /s/ Robert de Rothschild
Robert de Rothschild
AMRACE INC.

By: /s/ Robert de Rothschild
          Robert de Rothschild
          President